[Titan Energy, LLC Letterhead]

December 12, 2016

VIA EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Titan Energy, LLC
Registration Statement on Form S-1
File No. 333-214850

Dear Mr. Schwall:

On behalf of Titan Energy, LLC, a Delaware limited liability company (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on December 14, 2016, or as soon as practicable thereafter. As requested by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”), the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Titan Energy, LLC

By:	/s/ Jeffrey M. Slotterback
Name:	Jeffrey M. Slotterback
Title:	Chief Financial Officer